Filed by 1427702 B.C. Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:

Jupiter Acquisition Corporation
(Commission File No. 001-39505)

On October 4, 2023, the following article was published in Authority Magazine:

Driving Disruption: Ben Lightburn Of Filament Health On The Innovative Approaches They Are Taking To Disrupt Their Industries

An Interview With Cynthia Corsetti

Our focus on substance use disorders could significantly disrupt the way that we approach treatment of these serious and under-researched conditions. As of 2021, 24 million Americans had at least one drug use disorder. As I mentioned before, psilocybin has shown promise for treating a number of these health conditions and our hope is that Filament’s research will offer a solution for the millions of people struggling with them.

In an age where industries evolve at lightning speed, there exists a special breed of C-suite executives who are not just navigating the changes but also driving them. These are the pioneers who think outside the box, championing novel strategies that shatter the status quo and set new industry standards. Their approach fosters innovation, spurs growth, and leads to disruptive change that redefines their sectors. In this interview series, we are talking to disruptive C-suite executives to share their experiences, insights, and the secrets behind the innovative approaches they are taking to disrupt their industries. As part of this series, we had the pleasure of interviewing Benjamin Lightburn.

Benjamin Lightburn is a proven entrepreneur and leader specializing in the research, development, and commercialization of novel extraction technologies. He is currently applying this experience to the development of natural psychedelic medicines as CEO and Co-Founder of Filament Health.

Thank you so much for joining us in this interview series. Before we dive into our discussion about disruption, our readers would love to “get to know you” a bit better. What do you think makes your company stand out? Can you share a story?

Filament Health is the first company to develop natural psychedelic drug candidates and enter them into clinical trials. Our psilocybin drug candidate is naturally extracted from magic mushrooms and is currently being studied in clinical trials around the world for indications including depression, substance use disorders, PTSD, palliative care, and chronic pain. This sets us apart from the vast majority of psychedelic drug developers who work with synthetic compounds. It’s very easy to create a standardized dose of synthetic psilocybin in a lab, it’s much more difficult to naturally extract an exact dose from an organic source like a magic mushroom. Our ability to do this is what sets Filament apart.

We are pursuing natural psychedelics over synthetic compounds for several reasons. Our drug candidates contain a specific quantity of pure natural psilocybin, but they also contain additional sub metabolites extracted from the magic mushroom which we believe may offer a potential “entourage effect.” In other words, these additional compounds could enhance the effects of the psilocybin, just as they’ve evolved to do in the magic mushroom. For example, baeocystin is found in magic mushrooms and has been shown to induce a gentle hallucinogenic effect. Beta-carbolines are also present and they are potent inhibitors of the enzyme which breaks down psilocin inside the body. This augmentation could lead to an increased intensity and duration of a psychedelic experience. We believe this is a significant potential advantage over synthetically derived drugs which contain only psilocybin.

Furthermore, we know that consumers typically prefer natural products over synthetics. For example, most people prefer to drink coffee or tea — which are natural extractions — rather than taking a caffeine pill. Therefore, a natural psychedelic drug could lead to more widespread adoption.

Which three-character traits do you think were most instrumental to your success? Can you please share a story or example for each?

1.	In startup life you obviously need conviction, but you also need to be open to suggestions and advice. However there’s a paradox in that those that you are seeking advice from may not have experience doing what you are trying to do. So you have to strike a balance when deciding which advice to accept and reject.

2.	Confidence and sometimes dogged determination to see your goals through to the end.

3.	A positive attitude and the ability to put faith in your team.

Can you share a story with us about a hard decision or choice you had to make as a leader? How these challenges have shaped your leadership.

The decision whether or not to sell my last company was a difficult one. On the one hand, there was money on the table for the investors of the company who had invested in order to make a financial return. On the other hand, I knew that there was a risk that the integration with the acquirer would not go smoothly and we would certainly have less agency than we were used to. Ultimately we decided to sell the company and many of our fears came to pass. This was one of the main reasons for starting Filament — to reassemble the team from the previously exited company which I knew worked well together and had previously demonstrated incredible results.

2

In the context of a business, what exactly is “Disruption”?

In everyday life, we tend to think of disruption as a negative but in the context of a business, it’s both positive and necessary in order to make progress. At Filament, our whole company ethos is centred on disrupting the psychedelic industry norm of only researching synthetic compounds — we believe that naturally-derived psychedelic drugs are the preferable option, and we’re working hard to make it a reality.

How do you perceive the role of ‘disruption’ within your industry, and how have you personally embraced it? Is it a necessity, a strategy, or something else entirely in your view?

The resurgence of psychedelic research after a long period of dormancy due to prohibition and the war on drugs is a disruption in itself. For decades, we have treated mental health conditions such as depression with traditional pharmaceuticals like Selective Serotonin Reuptake Inhibitors (SSRIs) yet they are often ineffective and poorly tolerated. Psychedelic compounds like psilocybin are incredibly promising for the treatment of mental health and could completely reshape how we approach treating these conditions, thereby helping millions of people who are currently suffering.

What lessons have you learned from challenging conventional wisdom, and how have those lessons shaped your leadership style?

I’ve been told many times in my career that my ideas will fail. At Mazza Innovation, a botanical extraction company which I scaled from pre-pilot to over $1 million in revenue and sold in 2018, I recognized that the toxic, flammable solvents commonly in use for botanical extraction were flawed, and that a natural extraction process would be superior. However, I was told that using water to replace those toxic solvents was impossible. Once I gave a speech at a botanical extraction conference about our work at Mazza, and an audience member raised his hand to tell me that what we were doing could not be done — he had tried it himself and failed. This is part of the entrepreneur’s dilemma — you have to get used to people telling you that your ideas are not possible. Often these people are experts in your field.

Could you describe a time when you faced significant pushback for a disruptive idea? How did you navigate the opposition, and what advice would you give to others in a similar situation?

Until we founded Filament, the consensus in the psychedelics industry had always been that natural psychedelic pharmaceuticals were not a viable option — that it’s too hard to standardize natural compounds, that it’s not possible to scale or to protect the intellectual property, and that regulators won’t approve them. I’m proud that Filament has proven the majority wrong. We have developed a manufacturing process that produces stable and standardized pharmaceutical candidates from highly variable psychedelic plants and fungi, we have an industry-leading patent portfolio of over 20 patents in Canada and the US, and we are currently conducting the first-ever FDA clinical trial of natural psychedelic drug candidates at UCSF.

3

What are your “Five Innovative Approaches We Are Using To Disrupt Our Industry”?

Filament is a leader in the psychedelic industry and we are disrupting industry norms in a number of ways:

1.	We are the first company to develop stable, standardized natural psychedelic drug candidates and receive FDA approval to enter them into clinical trials.

2.	At a time when there are very few methods for patients to legally access psilocybin anywhere in the world, we are providing our psilocybin drug candidate to patients in Canada through Health Canada’s Special Access Program (SAP). The SAP is a program whereby doctors can prescribe unapproved drugs for patients with life-threatening conditions. We’re proud to be the primary supplier of psilocybin for the SAP and over 100 patients have been approved to receive our drug, which we provide free of charge.

3.	Intellectual property is a significant challenge in the psychedelic industry. However at Filament, we have developed a robust IP portfolio of more than 20 patents in the US and Canada, protecting the technology with which we develop our drug candidates.

4.	Filament is unique in our industry because we are already generating revenue. Clinical trials take a long time and lots of capital. We are bringing in revenue before the completion of clinical trials through our large partner network whereby other biotech companies license our drug candidates and associated IP for their own clinical development programs. We receive milestone payments from these partners as their research progresses as well as royalties on future commercial sales.

5.	Our focus on substance use disorders could significantly disrupt the way that we approach treatment of these serious and under-researched conditions. As of 2021, 24 million Americans had at least one drug use disorder. As I mentioned before, psilocybin has shown promise for treating a number of these health conditions and our hope is that Filament’s research will offer a solution for the millions of people struggling with them.

Looking back at your career, in what ways has being disruptive defined or redefined your path? What surprises have you encountered along the way?

Being disruptive has ultimately defined my career — I’ve built it on the idea that just because you’re told that things have always been done a certain way, or that something is impossible, doesn’t mean that you should accept it as fact. One thing that has surprised me along the way is the level of resistance that some people have to new technologies. At Mazza, I was told that creating the technology we had commercialized was impossible. At Filament, we were told time and time again that regulatory bodies would never let natural psychedelics into clinical trials or early access schemes. Even today we are sometimes still told this even though we now have ample evidence to the contrary.

Beyond professional accomplishments, how has embracing disruption affected you on a personal level?

My wife and I have two boys under the age of six, so disruption is very much a part of my personal life, in addition to my work.

4

In your role as a C-suite leader, driving innovation and embracing disruption, what thoughts or concerns keep you awake at night? How do these reflections guide your decisions and leadership?

When you decide to launch a startup you are signing yourself up for many sleepless nights — even the smoothest startup journey is fraught with unexpected challenges. One thing that I reflect on is that our employees may not be completely familiar with a startup environment. So you need to strike a balance between being honest about the risks of a startup but not overwhelm people (and also not get overwhelmed yourself). The flipside of this is that everyone, myself included, gets to do really meaningful work that just isn’t possible to do anywhere else.

If you could start a movement that would bring the most amount of good to the most amount of people, what would that be? You never know what your idea can trigger. :-)

I truly believe that the work we’re doing at Filament Health could help millions of people around the world suffering from mental health conditions. The psychedelic movement has incredible potential and we’re proud to be at the forefront of it.

How can our readers further follow your work online?

Check out our website (www.filament.health), sign up for our newsletter, and follow us on social media at @filamenthealth.

Thank you for the time you spent sharing these fantastic insights. We wish you only continued success in your great work!

About the Interviewer: Cynthia Corsetti is an esteemed executive coach with over two decades in corporate leadership and 11 years in executive coaching. Author of the upcoming book, “Dark Drivers,” she guides high-performing professionals and Fortune 500 firms to recognize and manage underlying influences affecting their leadership. Beyond individual coaching, Cynthia offers a 6-month executive transition program and partners with organizations to nurture the next wave of leadership excellence.

* * *

5

Important Information About the Proposed Business Combination and Where to Find It

This communication may relate to the proposed business combination (the “Proposed Business Combination”) between Jupiter Acquisition Corporation, a Delaware corporation (“Jupiter”), and Filament Health Corp., a corporation organized under the laws of British Columbia (“Filament”), and may be deemed to be solicitation material in respect of the Proposed Business Combination. The Proposed Business Combination will be submitted to Jupiter’s stockholders for their consideration and approval. 1427702 B.C. Ltd., a corporation organized under the laws of British Columbia (“TopCo”), has filed a registration statement on Form F-4 (File No. 333-273972) and amendments and supplements thereto (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which contains a preliminary proxy statement/prospectus that constitutes (i) a preliminary proxy statement in connection with Jupiter’s solicitation of proxies for the vote by Jupiter’s stockholders to approve the Proposed Business Combination and other matters as described in the Registration Statement and (ii) a preliminary prospectus relating to the offer of TopCo securities to be issued in the Proposed Business Combination. Jupiter and TopCo also intend to file other relevant documents with the SEC and, in the case of Filament and TopCo, with the applicable Canadian securities regulatory authorities, regarding the Proposed Business Combination. After the Registration Statement has been declared effective, Jupiter will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date established for voting on the Proposed Business Combination. The Proposed Business Combination will also be submitted to the securityholders of Filament for their consideration and approval. JUPITER’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH JUPITER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT JUPITER, FILAMENT, TOPCO AND THE PROPOSED BUSINESS COMBINATION.

Jupiter’s stockholders and other interested parties may also obtain a copy of the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by Jupiter, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to: Jupiter Acquisition Corporation, 11450 SE Dixie Hwy, Suite 105, Hobe Sound, FL 33455. As the Registration Statement contains certain information about Filament, the Registration Statement has also been made available under Filament’s profile on SEDAR at www.sedar.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

6

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “could,” “continue,” “may,” “might,” “outlook,” “possible,” “potential,” “predict,” “scheduled,” “should,” “would.” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current beliefs and expectations of Filament’s, TopCo’s and Jupiter’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Although Filament, TopCo and Jupiter believe that their respective plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, none of Filament, TopCo or Jupiter can assure you that any of them will achieve or realize these plans, intentions, or expectations. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Filament, TopCo and Jupiter. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; (ii) the failure of either Jupiter or Filament prior to the Proposed Business Combination, or TopCo after the Proposed Business Combination, to execute their business strategy; (iii) the outcome of any legal proceedings that may be instituted against Filament, TopCo or Jupiter or others following the announcement of the Proposed Business Combination; (iv) the inability to complete the Proposed Business Combination due to the failure to obtain any necessary interim order or other required court orders in respect of Filament’s statutory plan of arrangement under the Business Corporations Act (British Columbia) with respect to the Proposed Business Combination or the failure to obtain the approval of Filament’s shareholders or Jupiter’s stockholders or to satisfy other conditions to closing; (v) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; (vi) the ability to meet stock exchange listing standards prior to and following the consummation of the Proposed Business Combination; (vii) the risk that the Proposed Business Combination disrupts current plans and operations of Filament as a result of the announcement and consummation of the Proposed Business Combination; (viii) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition and the ability of TopCo to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (ix) costs related to the Proposed Business Combination; (x) failure to comply with and stay abreast of changes in laws or regulations applicable to Filament’s business, including health and safety regulations and policies; (xi) Filament’s estimates of expenses and profitability and underlying assumptions with respect to redemptions by Jupiter’s stockholders and purchase price and other adjustments; (xii) any downturn or volatility in economic or business conditions; (xiii) the effects of COVID-19 or other epidemics or pandemics; (xiv) changes in the competitive environment affecting Filament or its customers, including Filament’s inability to introduce, or obtain regulatory approval for, new products; (xv) the failure to obtain additional capital on acceptable terms; (xvi) the impact of pricing pressure and erosion; (xvii) failures or delays in Filament’s supply chain; (xviii) Filament’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Filament; (xix) the possibility that Filament, TopCo or Jupiter may be adversely affected by other economic, business and/or competitive factors; (xx) the failure of Filament or TopCo to respond to fluctuations in foreign currency exchange rates; and (xxi) Filament’s estimates of its financial performance; and those factors discussed in documents of Jupiter or TopCo filed, or to be filed, with the SEC. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Filament, TopCo or Jupiter presently knows or that Filament, TopCo and Jupiter currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Filament’s, TopCo’s and Jupiter’s expectations, plans, or forecasts of future events and views as of the date of this communication. Filament, TopCo and Jupiter anticipate that subsequent events and developments will cause Filament’s, TopCo’s and Jupiter’s assessments to change. However, while Filament, TopCo and Jupiter may elect to update these forward-looking statements at some point in the future, Filament, TopCo and Jupiter specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Filament’s, TopCo’s or Jupiter’s assessments as of any date after the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

7

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from the Securities Act. In Canada, no offering of securities shall be made except by means of a prospectus in accordance with the requirements of applicable Canadian securities laws or an exemption therefrom. This communication is not, and under no circumstances is it to be construed as, a prospectus, offering memorandum, an advertisement or a public offering in any province or territory of Canada. In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of any of the securities referred to herein.

Participants in Solicitation

Jupiter, Filament, TopCo and certain of their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination. Information regarding Jupiter’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 10, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination is set forth in the Registration Statement, and the preliminary proxy statement/prospectus included therein, and will be set forth in the definitive proxy statement/prospectus when it is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement, and the proxy statement/prospectus included therein, and will be included in the definitive proxy statement/prospectus when it becomes available. Jupiter’s stockholders, potential investors, and other interested persons should carefully read the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto and, once available, the definitive proxy statement/prospectus, and related documents filed with the SEC, before making any voting or investment decisions. These documents, once available, can be obtained free of charge from the sources indicated above.

No Assurances

There can be no assurance that the Proposed Business Combination will be completed, nor can there be any assurance, if the Proposed Business Combination is completed, that the potential benefits of the Proposed Business Combination will be realized.

8